

Mail Stop 7010

December 5, 2008

By U.S. Mail and Facsimile

Joel S. Kress
Executive Vice President – Business and Legal Affairs
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

> **Re:** **ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 26, 2008**
> **File No. 333-153849**

Dear Mr. Kress:

We have reviewed your response letter dated November 25, 2008 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

1. We note your response to comment 2 in our letter dated October 31, 2008. Please clarify, in your disclosure, that the offering is limited to 400,000 Interests. Also, please clarify that you will file a new registration statement to register any additional Interests above the 400,000 Interests registered in this registration statement.

2. We note your response to prior comment 4. Please expressly state that the discussion constitutes counsel's opinion. The current disclosure states that you have obtained a legal opinion but does not specify that the discussion is the legal opinion.

3. We note your response to prior comment 5. Counsel should express a firm conclusion not a "more likely than not" discussion. We may have additional comments upon review of your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Deborah S. Froling, Esq. (*via facsimile 202/857-6395*)
    Arent Fox LLP
    1050 Connecticut Avenue, N.W.
    Washington, D.C. 20036